Filed by Exxaro Resources Limited

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Tronox Incorporated

Subject Company’s Commission File No.: 001-32669

FORWARD-LOOKING STATEMENTS

This presentation contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (a United States Act). Forward-looking statements are statements that are not historical facts, including statements concerning the anticipated timing of filings and approvals relating to the Proposed Transaction; the expected timing of the completion of the Proposed Transaction; the expected benefits and costs of the Proposed transaction; management plans relating to the Proposed transaction; the ability to complete the Proposed Transaction in view of the various closing conditions; the possibility that the Proposed Transaction may not be completed; any projections of earnings, revenues, synergies, accretion, margins or other financial items; any statements of operations, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Any statement in this presentation that expresses or implies the intentions, beliefs, expectations or predictions (and the assumptions underlying them) of Exxaro Resources Limited (“Exxaro”), Tronox Incorporated (“Tronox”) or Tronox Limited (“New Tronox”) is a forward-looking statement. Forward-looking statements involve inherent risks, uncertainties and assumptions, including, without limitation, risks related to the timing or ultimate completion of the Proposed Transaction; the possibility that expected benefits may not materialize as expected; that, prior to the completion of the Proposed Transaction, Tronox’s business or Exxaro’s business may not perform as expected due to uncertainty; that the parties are unable to successfully implement integration strategies or otherwise realize the synergies anticipated for the Proposed Transaction; and other risks and uncertainties that are beyond the parties’ control. If such risks or uncertainties materialize or such assumptions prove incorrect, actual results could differ materially from those expressed or implied by such forward-looking statements and assumptions. The forward-looking statements contained in this presentation are made as of the date hereof, and Tronox and Exxaro each expressly disclaim any obligation to update or correct any forward-looking statements made herein due to the occurrence of events after the issuance of this presentation.

IMPORTANT ADDITIONAL INFORMATION

This presentation is for informational purposes only and is not an offer to sell or the solicitation of an offer to purchase or exchange any securities, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The publication and distribution of this presentation and any separate documentation regarding the Proposed Transaction, the making of any offer for shares or the issuance and offer to purchase New Tronox’s shares may be subject to specific regulations or restrictions in certain jurisdictions. As a result, persons in possession of this presentation must seek information as to any applicable local restrictions and comply therewith. None of Tronox, Exxaro, New Tronox or any of their respective affiliates undertakes any liability of any kind for any violation of applicable law. The solicitation of Tronox shareholder consent for Proposed Transactions and the offer of the New Tronox’s shares will only be made pursuant to a solicitation and information statement and related materials that are intended to be filed with the SEC.

Tronox and Exxaro intend for New Tronox to file a registration statement and solicitation and information statement, together with other related materials, with the SEC in connection with the Proposed Transaction. Information regarding the participants in the Proposed Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the relevant materials to be filed with the SEC when they become available. TRONOX SHAREHOLDERS ARE URGED TO READ THESE MATERIALS REGARDING THE PROPOSED TRANSACTION CAREFULLY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO THE PROPOSED TRANSACTION, IF AND WHEN THESE MATERIALS BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE PROPOSED TRANSACTION.

Exxaro shareholders and Tronox stockholders will be able to obtain a free copy of such materials without charge at the SEC’s website (www.sec.gov) or from the information agent named in such materials once they have been filed with the SEC. These materials will also be made available for inspection at Exxaro’s registered offices, Exxaro Corporate Centre, Roger Dyason Road, Pretoria West, 0183, South Africa.

CREATION OF A LEADING GLOBAL INTEGRATED PIGMENT PRODUCER September, 2011

•
The transaction entails the combination of Exxaro’s Mineral Sands Operations and Tronox’s Titanium
Dioxide Pigment operations in a newly formed Australian holding company (“New Tronox”) to create a leading mine-to-pigment producer
•
Exxaro will dispose of (i) 74% of its South African Mineral Sands Operations (Namakwa Sands
and KZN
Sands operations) and (ii) its 50% interest in the Tiwest Joint Venture to New Tronox in exchange for shares in New Tronox
Exxaro will retain a direct 26% interest in the South African Mineral Sands Operations
• The parties have agreed in principle to a 61.5% / 38.5% enterprise value split in favour of Tronox
The purchase price will be settled by the issue of New Tronox Class “B” shares
Exxaro will own approximately 38.5% of New Tronox’s equity upon closing
Exxaro’s stake will increase to approximately 41.7% once it exchanges its direct 26% stake in the
South African Mineral Sands Operations into shares in New Tronox at the end of the Empowerment
Period (the
“Flip-up”),
which will be the earlier of the 10th anniversary of the transaction and the date when the DMR determines that ownership requirements are no longer required under existing BEE legislation
•
Post transaction, New Tronox intends to list on a major exchange, such as the NYSE
•
The transaction is subject to customary conditions precedent, including regulatory approval and consents from third parties
• Tronox’s 30-day VWAP to 23 September 2011 and ZAR/USD exchange rate of 8.27 on 23 September 2011, implies an equity value of Exxaro’s Mineral Sands Operations of c.R10.7 billion at closing and R12.3 billion including the shares to be issued to Exxaro in terms of the Flip-up
Transaction description

;

•
Creation of a leading integrated pigment producer
• Full integration of feedstocks
• New Tronox will be positioned to take advantage of upward movement in mineral sands and pigment prices
• Reduced risk due to involvement in two key value creating segments (mining/processing and pigment manufacture)
• Mitigate cyclicality – the integrated model will provide a more stable earnings base that mitigates the cyclical nature of feedstock demand
• Synergies and Efficiencies – New Tronox should realise significant cost benefits and efficiency improvements,
including potentially reducing the marketing costs for feedstock
• Extension of KZN mine life
• Long term value creation prospects – the parties believe that New Tronox has long term value creation prospects for Exxaro, such as the potential, in the long term and subject to economic criteria, to establish a pigment beneficiation facility in KZN or Western Cape
Transaction rationale and benefits

Secure the future of Exxaro’s KZN mine with corresponding benefits to employment in the region
Exxaro’s current mine in KZN is near the end of its useful life and is scheduled to be replaced by a new mine at Fairbreeze, which is adjacent to the existing mine
The development of Fairbreeze is expected to cost approximately R2.4 billion,
which New Tronox will
fund

Overview of Exxaro Mineral Sands
Company profile
•
Exxaro Mineral Sands, a division of Exxaro, is a leading global supplier of titanium dioxide feedstock and zircon
•
The mineral sands operations produced 284kt of slag, 196kt of zircon, 90kt of synthetic rutile and 57kt of pigment in 2010
•
Exxaro mineral sands operations comprise of:
•
KZN Sands formed part of Exxaro when Exxaro was spun out of
Kumba Resources in 2006
•
Due to adverse market conditions and weak commodity prices
during  the global financial crisis, Exxaro announced in 2009 it would shut down the KZN operations

Company structure
Namakwa
Sands
50%
KZN Sands
100% 100%
Tiwest
Mineral sands operations JV operations
1 remaining 50% held by Tronox
100%
KZN Sands, located on the East Coast of South Africa, around the
Esikhawini area near Richards Bay
Namakwa Sands on the coastal plain along the West Coast of South
Africa
Tiwest, an Australian joint venture owned 50/50 with Tronox and the largest integrated feedstock to pigment producer
As a part of the transaction, Exxaro acquired the option to purchase
Namakwa Sands from Anglo American, which it exercised in 2007 for
R2.0 billion
Subsequent significant improvements in commodity prices have resulted in this decision being reversed
It is expected that the Fairbreeze expansion will increase KZN
Sands’ life-of-mine by at least 12 years
1

Company profile Company structure
• Tronox, a Delaware Corporation, was formed in 2005, in
preparation for the contribution and transfer by Kerr-McGee
Corporation (subsequently acquired by Anadarko Petroleum
Corporation) of certain entities, including its titanium dioxide pigment manufacturing business
• Tronox is one of the five largest global producers and
marketers of titanium dioxide pigment
• Tronox emerged from bankruptcy on 14 February 2011 with
a total enterprise value of USD1.1 billion
• Tronox currently trades on the OTC market
Overview of Tronox Incorporated

Henderson
& Hamilton
50%
Hamilton
100%
Botlek
100%
Tiwest
100%
Pigment operations JV operations Electrolytic operations
1 remaining 50% held by Exxaro
Current Tronox
shareholders
The company’s pigment plants, which are located in the
United States (Hamilton), Australia (Tiwest) and the
Netherlands (Botlek), supply products to approximately
1,100 customers in 100 countries
Tronox, through its Henderson and Hamilton facilities, also
produces electrolytic products, including sodium chlorate,
electrolytic manganese dioxide, boron trichloride, elemental boron and lithium manganese oxide
Tronox inherited certain historical environmental
liabilities unrelated to the titanium dioxide business,
which contributed to Tronox filing for Chapter 11
protection in 2009
Tronox settled these liabilities in the Chapter 11 process
Tronox’s current enterprise value is c.USD2.4 billion
(based on the 30-day VWAP to 23 September 2011)

SA subsidiary
companies
US Subco
Current Tronox
shareholders
26%
c.38.5%
(Class B)
c.61.5%
(Class A)
South African
assets are
empowered
directly at the
asset level
New Tronox
(Aus Holdco)
Aus Subco
Tiwest
KZN Sands &
Namakwa
Sands
Hamilton Botlek
Henderson &
Hamilton
74% 100% 100%
100% 100% 100% 100% 100%
c.15%
exchangeable
through
October 2012
Proposed Transaction structure

1 Exxaro will, at the end of the Empowerment Period, have the right to exchange its shares in the SA subsidiary companies for an additional
c. 3.2% of the total shares in New Tronox, taking Exxaro’s holding up to c.41.7%
2 Current Tronox shareholders will have the option to retain up to 15% of their interest directly in Tronox shares for up to a year after announcement, following which they will be exchanged for shares in New Tronox

1

• Exxaro will receive
separate shareholder rights over certain extraordinary transactions
•
Exxaro will receive the right to elect 3 out of 9 directors to New Tronox's board of directors
Exxaro’s appointees will be non-executives
•
Exxaro will have pre-emptive rights to subscribe for shares in certain instances to avoid dilution of its ownership interest in New Tronox
•
Exxaro has also agreed to a three-year lockup period in respect of shares obtained pursuant to this transaction, and certain restrictions in respect of further share purchases
• Exxaro has agreed to take all reasonable steps necessary to maintain the BEE status of the South African
Operations under current legislation, including retaining a direct 26% shareholding until the earlier of the time that the DMR determines that the ownership requirements of BEE are no longer required, or the
10
th
anniversary of the transaction
African Operations for a fixed number of shares in New Tronox, which number shall be determined based on current valuations. Exxaro will have a c.41.7% stake in New Tronox post Flip-up
• Management of New Tronox’s mineral sands operations will be located in South Africa and will assume responsibility for KZN Sands, Namakwa Sands and the Northern Operations of Tiwest
Salient terms of the Proposed Transaction

, which will have separate Board representation rights and will have
, Exxaro will have the right to exchange its shares in the South
Class “B” shares
At the end of the Empowerment Period

• The pro forma financial effects of the transaction on Exxaro are in the process of being finalised and will be released in due course
• The transaction is expected to close in 1H
2012,
subject to the fulfilment of the conditions precedent to the transaction, which include Tronox shareholder approval and required regulatory approvals
• Intention to list on a major exchange, such as the NYSE, after closing
Next steps

Exxaro will trade under cautionary until the financial effects have been published
Tronox to obtain shareholder approvals in early 2012
Regulatory approvals are expected by 1H 2012

Historic financial information

Tronox key financials–FYE 31 Dec
Exxaro Mineral Sands  key financials–FYE 31 Dec
USDmm 2008A 2009A 2010A
30/06/2011
LTM  1H 2010 1H 2011
Revenue 336  419  636  778  284  426
% growth 24.4% 51.8% 22.4% 50.2%
Adjusted
EBITDA
57  42  107  182  57  133
% margin 17.1% 10.1% 16.8% 23.5% 20.2% 31.2%
EBIT 13  (186) 25  101  20  96
% margin 3.7% (44.4%) 3.9% 13.0% 6.9% 22.6%
Capex 69  99  95  71  52  29
% sales 20.6% 23.5% 14.9% 9.2% 18.5% 6.8%
Source: Company information
Rmm 2008A 2009A 2010A
30/06/2011
LTM  1H 2010 1H 2011
Revenue 2,776 3,508 4,640 5,399 2,130  2,889
% growth 26.4% 32.3% 16.4% 35.6%
Adjusted
EBITDA
474 355 780 1,251 430  901
% margin 17.1% 10.1% 16.8% 23.2% 20.2% 31.2%
EBIT 104 (1,559) 179 683 148  652
% margin 3.7% (44.4%) 3.9% 12.7% 6.9% 22.6%
Capex 572 826 693 495 394  196
% sales 20.6% 23.5% 14.9% 9.2% 18.5% 6.8%
USDmm 2010A
30/06/2011
LTM  1H 2010 1H 2011
Revenue 1,218 1,441 580 803
% growth 18.4% 38.6%
Adjusted
EBITDA
203 315 92 204
% margin 16.7% 21.8% 15.9% 25.3%
EBIT 162 265 71 174
% margin 13.3% 18.4% 12.2% 21.6%
Capex 45 133 17 105
% sales 3.7% 9.2% 2.8% 13.0%
Rmm 2010A
30/06/2011
LTM  1H 2010 1H 2011
Revenue 8,888 9,981 4,352 5,444
% growth 12.3% 25.1%
Adjusted
EBITDA
1,483 2,172 690 1,380
% margin 16.7% 21.8% 15.9% 25.3%
EBIT 1,185 1,830 532 1,178
% margin 13.3% 18.3% 12.2% 21.6%
Capex 329 914 124 709
% sales 3.7% 9.2% 2.8% 13.0%

Q&A 10

• The election or early termination of the chairman of the Board
• The appointment or termination of the Chief Executive Officer. In addition, Exxaro has the right to approve a candidate nominations for the position of Chief Executive Officer
• Any proposed amendment to New Tronox’s constitution (other than non-material technical amendments)
• The decision to pay any dividends
• The decision to adopt a dividend reinvestment plan. In addition, a dividend reinvestment plan may not be adopted without Exxaro’s approval
• The settlement of any material environmental claims in excess of USD50 million
• Certain material acquisitions or disposals of assets
• Certain material agreements or obligations
• The issue of any new shares above 12% of New Tronox’s issued capital in any 12 month period
Annexure –
Certain significant matters will require the approval by 6 of the 9 directors at the board level, including

• The transaction will be subject to conditions precedent including the regaulatory approvals set out below
Annexure
Regulatory approvals required

Competition approval in certain relevant jurisdictions
Written notice under the Foreign Acquisitions and Takeovers Act 1975 (Cth) (the "FATA") issued by or on behalf of the Treasurer of the Commonwealth of Australia
Consent of the South African National Treasury to the final terms of the transaction
Consent of the Minister of the Department of Mineral Resources, Republic of South Africa, pursuant to
Section 11 of the MPRDA to the change in control of the South African Acquired Companies